Coca-Cola
EUROPEAN PARTNERS

COCA-COLA EUROPEAN PARTNERS PLC (THE 'COMPANY')
PEMBERTON HOUSE
BAKERS ROAD
UXBRIDGE
UB8 IEZ
UNITED KINGDOM

VOTE BY INTERNET - www.proxyvote.com
Use the internet to transmit your voting instructions and for electronic delivery of information up until 3.30pm BST on 27 May 2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please follow the instructions above to vote using the internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 3.30pm BST on 27 May 2019. Have your proxy card in hand when you call and then follow the instructions. (This alternative is not available to those who are registered shareholders.)

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 to be received no later than 3.30pm BST on 27 May 2019.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E72750-P20435-Z74539

COCA-COLA EUROPEAN PARTNERS PLC

Important Notice: The following materials are available at *www.proxyvote.com*: Notice of Annual General Meeting and 2018 Integrated Report. Further information regarding the resolutions being proposed at the meeting is set out in the Notice of Annual General Meeting.

ANNUAL GENERAL MEETING

FORM OF PROXY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Before completing this form, please read the explanatory notes on the reverse side of this card.

I/We ....

FULL NAME[S] IN BLOCK CAPITALS

being a member of the Company appoint the chairman of the meeting or (see note 3)..in respect of.........shares in the Company as my/our proxy to attend, speak and vote on my/our behalf at the Annual General Meeting (AGM) of the Company to be held on 29 May 2019 at 3.30pm and at any adjournment of the meeting.

I/We direct my/our proxy to vote on the following resolutions as I/we have indicated by marking the appropriate box with an 'X'. If you wish to appoint multiple proxies, please see note 4 on the reverse side.

Please tick here if you are appointing more than one proxy: [ ] (see note 4)

ORDINARY RESOLUTIONS		For	Against	Vote Withheld
Resolution 1 -	**Receipt of the Report and Accounts**	☐	☐	☐
Resolution 2 -	**Approval of the Directors' Remuneration Report**	☐	☐	☐
Resolution 3 -	**Election of Nathalie Gaveau as a director of the Company**	☐	☐	☐
Resolution 4 -	**Election of Dagmar Kollmann as a director of the Company**	☐	☐	☐
Resolution 5 -	**Election of Mark Price as a director of the Company**	☐	☐	☐
Resolution 6 -	**Re-election of José Ignacio Comenge Sánchez-Real as a director of the Company**	☐	☐	☐
Resolution 7 -	**Re-election of Francisco Crespo Benitez as a director of the Company**	☐	☐	☐
Resolution 8 -	**Re-election of Irial Finan as a director of the Company**	☐	☐	☐
Resolution 9 -	**Re-election of Damian Gammell as a director of the Company**	☐	☐	☐
Resolution 10 -	**Re-election of Álvaro Gómez-Trénor Aguilar as a director of the Company**	☐	☐	☐
Resolution 11 -	**Re-election of Alfonso Líbano Daurella as a director of the Company**	☐	☐	☐
Resolution 12 -	**Re-election of Mario Rotllant Solá as a director of the Company**	☐	☐	☐
Resolution 13 -	**Reappointment of the Auditor**	☐	☐	☐
Resolution 14 -	**Remuneration of the Auditor**	☐	☐	☐
Resolution 15 -	**Political Donations**	☐	☐	☐
Resolution 16 -	**Authority to allot new shares**	☐	☐	☐
Resolution 17 -	**Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code**	☐	☐	☐
SPECIAL RESOLUTIONS				
Resolution 18 -	**Authority to disapply pre-emption rights**	☐	☐	☐
Resolution 19 -	**Authority to purchase own shares on market**	☐	☐	☐
Resolution 20 -	**Authority to purchase own shares off market**	☐	☐	☐
Resolution 21 -	**Notice period for general meetings other than annual general meetings**	☐	☐	☐
Resolution 22 -	**Amendment of the Articles of Association**	☐	☐	☐

Your Directors consider that each Resolution to be proposed at the AGM is in the best interests of the Company and shareholders as a whole, save that Directors Sol Daurella, José Ignacio Comenge Sánchez-Real, Álvaro Gómez-Trénor Aguilar, Alfonso Líbano Daurella and Mario Rotllant Solá, being nominated to the Board by the Company's shareholder Olive Partners S.A. (the "Olive Nominated Directors"), make no recommendation with regard to Resolution 17 as, in accordance with the provisions of the Takeover Code, it is the percentage increase in Olive Partners S.A.'s interest in ordinary shares that is the subject of the waiver under Resolution 17. Accordingly, the Directors, with the exceptions just described, recommend shareholders to vote in favour of the Resolutions, as they intend to do in respect of their own shareholdings, save that Olive Partners S.A. and the Olive Nominated Directors will not vote in respect of their shareholdings on Resolution 17, in which they are considered to be interested.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorised officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature [PLEASE SIGN WITHIN BOX] Date

E72751-P20435-Z74539 ANNUAL GENERAL MEETING FORM OF PROXY - NOTES 1. As a member of the Company you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes. If the proxy is being appointed in relation to part of your holding only, please enter in the space provided next to the proxy’s name the number of shares in relation to which they are authorised to act as your proxy. If this space provided is left blank they will be authorised in respect of your full voting entitlement. 2. Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated. 3. A proxy does not need to be a member of the Company but must attend the meeting to represent you. If you wish to appoint a proxy other than the chairman of the meeting, insert their full name in the space provided. If you leave this space blank, the chairman of the meeting will be appointed your proxy. Where you appoint as your proxy someone other than the chairman you are responsible for ensuring that they attend the meeting and are aware of your voting intentions. If you wish your proxy to make any comments on your behalf, you will need to appoint someone other than the chairman and give them the relevant instructions directly. 4. You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, additional proxy forms may be obtained by contacting the Company’s registrar, Computershare on +1-781-575-2867, or you may copy this form. If you are appointing more than one proxy, please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy and indicate by ticking the relevant box that the proxy appointment is one of multiple appointments being made. Multiple proxy appointments should be returned together in the same envelope. 5. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior). 6. To direct your proxy how to vote on the resolutions mark the appropriate box with an 'X'. To abstain from voting on a resolution, select the relevant "Vote withheld" box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting, including a motion to adjourn. 7. If not voting by internet or voting by mail, as detailed on the reverse side, to appoint a proxy using a hard copy proxy form, the form must be completed and signed or delivered to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially. 8. In the case of a member which is a company, this proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which this proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form. 9. As an alternative to completing this hard copy proxy form, you can appoint a proxy over the internet or by phone, details for which are set out on the reverse side. 10. Holders through CREST should please refer to the notice of meeting for instructions regarding CREST electronic proxy appointment services. 11. If you submit more than one valid proxy appointment in respect of the same shares, the appointment received last before the latest time for the receipt of proxies will take precedence. For details of how to change your proxy instructions or revoke your proxy appointment, see the notes to the notice of meeting. 12. You may not use any telephone number, email address or other electronic address provided in this proxy form to communicate with the Company for any purposes other than those expressly stated.